UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2006
Commission File Number 1-15114
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
(Registrant’s name)
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)
1.	News Release dated January 5, 2006.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:       February 3, 2006
ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
               “Joseph Giuffre"
Joseph P. Giuffre
Director and Corporate Secretary

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745
NEGOTIATED SETTLEMENT
Calgary, Alberta, Canada, January 5, 2006 – ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) (“Anthony Clark”) is pleased to announce that it has negotiated a settlement to all of the outstanding legal actions with DKWS Enterprises Inc. (“DKWS”), John Kabaker and the Kabaker Family Trust of July 2, 1998 (the “Trust”). The negotiated settlement includes a dismissal of all pending legal actions and a substantial discount to the purchase price in connection with the acquisition of the assets of the Vista Insurance Agency.
For further information:

Press Contacts – North America:	Barry Kaplan
Barry Kaplan Associates
New Jersey

Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.:	Mr. Tony Consalvo, C.O.O.

Telephone: (403) 225-5100
Email: tony.consalvo@aclarkinsurance.com
Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company’s ability to close proposed acquisition transactions, other risks and uncertainties including changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company’s public filings under “Risk Factors.” The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.
On behalf of
ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.
“Primo Podorieszach”
Primo Podorieszach, C.E.O.
The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.